VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

August 23, 2019

Re: E*Hedge Financial Holding Corp., Offering Statement on Form 1-A (File No. 024-11015)

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, E*Hedge Financial Holding Corp. (the “Company”) respectfully requests that Offering Statement on Form 1-A (File No. 024-11015) filed on June 12, 2019 be withdrawn. The offering statement was inadvertently filed with non-GAAP financial statements. The offering statement was not qualified, and no securities were sold in connection with the offering.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Devon Parks

Devon Parks

Chief Executive Officer

E*Hedge Financial Holding Corp.